

Mail Stop 4631

July 13, 2016

Via E-mail
Mr. Nelson E. Rowe
Vice President & Chief Accounting Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, TX 77002

> **Re:**   **KBR, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-33146**

Dear Mr. Rowe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Backlog of Unfilled Orders, page 35

1.   Please more fully explain to us the specific facts and circumstances that resulted in you modifying your backlog policy in the second quarter of 2015 for long term contracts associated with the U.K. government's privately financed initiatives or projects. Please explain to us how you estimate the total value of work to be performed and clarify whether that amount is equal to or greater than the amount clients are required to pay you. Also, based on your inclusion of your share of work to be performed by unconsolidated joint ventures in your backlog, please revise future filings to quantify the

amount of backlog to be executed within one year that will be recognized as revenue and the amount that will be recorded by your unconsolidated joint ventures.

Liquidity and Capital Resources, page 36
Operating Activities, page 37

2.   Please revise future filings to quantify and discuss the significant reasons for fluctuations in working capital components, such as the reasons for decreases in accounts receivable, costs and estimated earnings in excess of billings, and accounts payable. To the extent percentage changes in material working capital components are not consistent with percentage changes in revenue, such as during the period ended March 31, 2016, please revise future filings to disclose and discuss why.

Item 8. Financial Statements and Supplementary Data, page 45

Note 2. Business Segment Information, page 62
Changes in Estimates, page 64

3.   Please tell us and, if materially different, revise future filings to disclose the gross amount of contract losses recorded during each period. In addition, please tell us and revise future filings to disclose the current status of your loss power project in the non-strategic business segment, including the total contract value and the percent complete. Please revise future filings to also disclose and discuss any other ongoing contracts with material losses, or any contracts for which material losses are reasonably possible.

4.   In addition to estimates for contract losses, please quantify and disclose the impact of other material changes in estimates during each period presented, if applicable.

Note 6. Claims and Accounts Receivable, page 70

5.   Please explain to us and clarify in future filings the differences between the claim amounts related to Government Services disclosed in note 6 and the amounts associated with Form 1s disclosed in note 14.

Note 14. U.S. Government Matters, page 89

6.   Please tell us and revise future filings to disclose and discuss why settlements associated with Form 1s substantially declined during the year ended December 31, 2015 relative to the prior year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction